LEAD INVESTOR



Avni A. Sheth, PharmD, RPh Co-Founder/VP of Clinical Affairs, Blue Coast Pharmacy & Compounding Center

As a entrepreneur myself, I immediately recognized the vision, passion and drive that Dev Patel had in launching Jivati. As a functional medicine pharmacist, I was intrigued by Jivati due to the natural, high quality ingredients in the formulation that support wellness such as adaptogens, botanicals, and herbs which are currently a gap in the industry. I am excited to share Jivati with my doctors and patients at Blue Coast Pharmacy and Compounding Center as this product aligns with my values of supporting health conscious people who want to enjoy the most out of life. Jivati is a brilliant idea that can scale worldwide and is set to capture market share due to its powerful brand and marketing, coupled with uniquely formulated products. Dev has surrounded himself with strong talent and has formed a high quality advisory council with a proven track record of success, specifically in the beverage industry, to help him build the business and brand. This is an excellent opportunity to get involved at the very beginning of what will surely be a household brand that will disrupt the wellness beverage industry. I am honored to support Jivati as their lead investor for this round.

Invested $25,000 this round